United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058		SEC File Number 333-209900		CUSIP Number 47737A207

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	September 30, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________________________________

Part I - Registrant Information

DH ENCHANGMENT, INC.

Full Name of Registrant

_____________________________

Former Name if Applicable

Unit A, 13/F, Gee Luen Factory Building
316-318 Kwun Tong Road
Address of Principal Executive Office (Street and Number)

Kowloon, Hong Kong
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the "10-Q") within the prescribed time period without unreasonable effort or expense due to the additional administrative burdens associated with the recent acquisition of its operating company. The Registrant will file the 10-Q on or before the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

1.   Name and telephone number of person to contact in regard to this notification

Sally Kin Yi LO		+ 852 2621 3288
(Name)	(Area Code)	(Telephone Number)

2.   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	☑	No	☐

3.   If answer is no, identify report(s).

4.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☑	No	☐

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5.   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended September 30, 2021, the Company generated net revenues of approximately $102,338 as compared to approximately $250,075 for the same period ended September 30, 2020. The cost of revenue was approximately $49,330 and approximately $85,316 for the six months ended September 30, 2021 and 2020, respectively. The Company also incurred operating expenses of approximately $645,232 for the six months ended September 30, 2021, as compared to $2,028,080 for the same period ended September 30, 2020. This resulted in a net loss of approximately $592,224 and approximately $1,863,321 for the six months ended September 30, 2021, and 2020, respectively

DH Enchantment, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-15-2021	By	/s/ Sally Kin Yi LO	Title:	Chief Executive Officer
(Principal Executive)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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